GREAT ELM CAPITAL CORP.
UNAUDITED COMBINING PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

		Full Circle		Initial GECC Portfolio		Pro Forma	
Description and Industry(1)	Type of Investment(2)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Other Investments (continued)							
Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	7,726,629	7,761,802			7,726,629	7,761,802
Tallage Lincoln, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 5/21/2018)			481,772	481,772	481,772	481,772
Tallage Adams, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 12/12/2016			195,895	195,895	195,895	195,895
The Finance Company, LLC Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	2,077,669	2,075,937			2,077,669	2,075,937
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017**	3,949,016	3,775,569			3,949,016	3,775,569
Trilogy International Partners, LLC Wireless Telecommunications Services	Senior Secured Notes (13.38%, due 5/15/2019)(8)			9,900,000	8,250,000	9,900,000	8,250,000
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Term Loan, 10.00%, 9/15/2018	1,084,337	1,084,337			1,084,337	1,084,337
	Subordinated Secured Term Loan, 12.00%, 9/15/2019	2,584,968	1,198,736			2,584,968	1,198,736
	Limited Liability Company Interests(7), ^	4,325,739	—			4,325,739	—
		7,995,044	2,283,073	111,294,255	86,094,506	7,995,044	2,283,073
Total Other Investments		**98,216,482**	**87,357,234**	111,294,255	86,094,506	209,510,737	173,451,740
Total Investments		**$ 118,629,066**	**$ 91,274,962**	**$ 111,294,255**	**$ 86,094,506**	**$ 229,923,321**	**$ 177,369,468**

a BDC

(1) The investments are acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933.

(2) A majority of the Full Circle's variable rate debt investments bear interest at a rate that is determined by reference to LIBOR ("London Interbank Offered Rate") or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, Full Circle has provided the interest rate in effect as of March 31, 2016. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.

(3) "Control Investments" are investments in those companies that are "Control Investments" of the applicable company, as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of ~~Full Circle~~ if ~~Full Circle~~ owns more than 25% of the voting securities of such company.

(4) "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the applicable company, as defined in the Investment Company Act of 1940, which are not "Control Investments." A company is deemed to be an "Affiliate" of ~~Full Circle~~ if ~~Full Circle~~ owns 5% or more, but less than 25%, of the voting securities of such company.

was acquired

(5) Investments were on non-accrual status as of March 31, 2016.

(6) The negative fair value is the result of the unfunded commitment being valued below par. These amounts may or may not be funded to the borrowing party now or in the future. The cost basis of the loan reflects the unamortized portion of the "netback" received on the settlement date when the ~~Company acquired the~~ commitment.

(7) Full Circle's equity investment in US Shale Solutions, Inc. is held through its wholly owned subsidiary FC Shale Inc.

(8) This security is the refinancing of a prior note. The market price is the market price of the refinanced note.

* Indicates assets that the applicable company believes do not represent "qualifying assets" under Section 55(a) of the 1940 Act. Qualifying assets must represent at least 70% of the Company's total assets at the time of acquisition of any additional non-qualifying assets. ~~Of the Company's total assets, 5.7% are non-qualifying assets.~~

** Security pays all or a portion of its interest in kind.

^ Security is a nonincome-producing security.

On a pro forma basis as of March 31, 2016, non-qualifying assets aggregated to $59.2 million or 26% of the pro forma total assets of GECC.

The accompanying notes are an integral part of this schedule.

85

(1) Full Circle will deliver to GECC a calculation of Full Circle's net asset value and (2) GECC will deliver to Full Circle a calculation of GECC's pro forma net asset value, in each case as of the last day of the calendar month immediately preceding the date of delivery. Full Circle and GECC each will give the other party and its representatives reasonable access to the individuals who have prepared each such calculation and to such information, books, records and work papers as may be reasonably requested in order to assist it with its review of such calculation.

Initial GECC Portfolio

The following table sets forth certain information as of June 30, 2016 for each portfolio company included in the Initial GECC Portfolio. Percentages shown for class of investment securities held by GECC represent percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities, other than warrants or options, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of class of security GECC may own assuming GECC exercises its warrants or options before dilution.

GECC directly or indirectly owns less than 5% of the outstanding voting securities, and is therefore not deemed to be an affiliate, of each of the portfolio companies listed on the table below. GECC offers to make significant managerial assistance to certain of GECC's portfolio companies. GECC may also receive rights to observe the meetings of GECC's portfolio companies' boards of directors.

Insert footnote: "Maturity date was extended in October 2013."

Name and Address of Portfolio Company	Industry	Type of Investment	Interest	Maturity	% of Class Held	Fair Value
Avanti Communications Group plc, Cobham House, 20 Black Friars Lane, London, EC4V 6EB, United Kingdom	Wireless Telecommunications Services	Sr. Secured Notes	10.00%	10/1/2019	+	$ 56,571,582
Everi Payments Inc., 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113	Hardware	Sr. Unsecured Notes	10.00%	1/15/2022	+	$ 10,261,315
Optima Specialty Steel, Inc., 200 S. Biscayne Blvd., Suite 5500, Miami, FL 33131	Metals and Mining	Sr. Secured Notes	12.50%	12/15/2016	+	$ 12,457,500
Tallage Lincoln, LLC, 165 Tremont Street, Suite 305, Boston, MA 02111	Real Estate Services	Sr. Secured Term Loan	10.00%	5/21/2018	+	$ 476,954
Tallage Adams, LLC, 165 Tremont Street, Suite 305, Boston, MA 02111	Real Estate Services	Sr. Secured Term Loan	10.00%	12/12/2016	+	$ 207,649
Trilogy International Partners, LLC, P.O. Box 1988, Bellevue, WA 98009	Wireless Telecommunications Services	Sr. Secured Notes	13.375%	5/15/2019	+	$ 10,025,000

\+ Investment is a debt instrument and thus the percentage of class does not apply.

Insert Rider 99A

Portfolio Company Descriptions

Set forth below is a brief description of each portfolio company representing greater than 5% of the fair market value of the Initial GECC Portfolio.

Avanti Communications. Avanti is a leading provider of satellite-enabled data communications services in Europe, the Middle East and Africa. Avanti's network consists of: two high throughput satellites, HYLAS 1 and HYLAS 2; a multiband satellite, Artemis; two satellites that are not yet launched, HYLAS 3 and HYLAS 4; and an international fiber network connecting data centers in several countries. Avanti's satellites primarily operate in the

⊥

Insert Rider 100A

Ka band frequency range. The Ka band allows for the delivery of greater capacity at faster speeds than Ku band capacity.

Trilogy International. Trilogy International Partners (**Trilogy**) is a privately held wireless telecom operator based in the U.S., with majority stakes in operating businesses in Bolivia and New Zealand. Trilogy provides data and voice services to cellular customers in Bolivia and New Zealand, and wireline connectivity services to residential customers and enterprises in New Zealand. Trilogy has over 3,700,000 subscribers globally, approximately 1.5x the number of subscribers they serviced 5 years ago.

Optima Specialty Steel. Optima Specialty Steel, Inc. (**Optima**) is a leading independent manufacturer and processor of special bar quality and merchant bar quality hot rolled steel bars, value-added precision-tolerance, cold drawn seamless tubes and high quality engineered cold finished steel bars in the U.S. Optima sells its products directly to original equipment manufacturers, as well as to distributors. Furthermore, Optima sells its products into diversified end markets such as transportation (including automotive), energy (including oil and gas shale extraction), agriculture, power generation and yellow goods/construction equipment end markets.

Everi Holdings. Everi Holdings Inc. (**Everi**) provides a variety of products and services to the gaming industry in North America, operating in two key business segments (1) the Payments division; and (2) the Games division. In the Payments division, Everi is a market-share leading provider of payment products and solutions to the casino industry; these products range from ATM and credit card transaction processing to data analytics and full-service kiosks on the casino floor. In the Games division, Everi generates revenue by selling and leasing slot machines to casino operators.

Portfolio Composition

Set forth below is a list of the industries that comprised the Initial GECC Portfolio as of June 30, 2016, in each case calculated as a percentage of the total Initial GECC Portfolio investments as of such date.

Targeted Industries	Fair Value	% of Total Investments (at fair value)
Wireless Telecommunications Services	$ 66,301,518	73.67%
Metals and Mining	12,759,500	14.18%
Real Estate Services	677,667	0.75%
Hardware	10,261,315	11.40%
	$ 90,000,000	100.00%

Management

The business and affairs of GECC are managed under the direction of GECC's board of directors. The responsibilities of the board of directors include, among other things, the quarterly valuation of GECC's assets. Subsequent to completion of the Merger, GECC's board of directors will consist of five members, three of whom will not be "interested persons" of GECC as defined in Section 2(a)(19) of the 1940 Act. GECC refers to these individuals as GECC's independent directors. GECC's board of directors elects GECC's officers, who will serve at the discretion of GECC's board of directors. GECC's board of directors maintains an audit committee, a compensation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary.

Board of Directors

Under GECC's charter, GECC's directors will be divided into three classes. Directors are elected for staggered terms, with the term of office of only one of these three classes of directors expiring at each annual meeting of stockholders. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. The first class of directors will serve a one-year term, the second class of directors will serve a two-year term and the third class of directors will serve a three-year term, with each class of directors beginning at the Effective Time, after which each class of directors will serve three year terms.

⊥

MAST Credit Opportunities I Master Fund Ltd., MAST Admiral Master Fund, L.P. and MAST Select Opportunities Master Fund, L.P.

Special Purpose Schedule of Investments
To be acquired by Great Elm Capital Corp.
As of June 30, 2016

Description	Industry	Type of Investment	Interest	Maturity	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Avanti Communications Group plc.[1][2]	Wireless Telecommunications Services	Sr. Secured Notes	10.00%	10/1/2019	$75,035,357	$ 74,217,628	$56,276,518	62.53%
Everi Payments Inc	Hardware	Sr. Unsecured Notes	10.00%	1/15/2022	$12,289,000	$ 11,378,696	$10,261,315	11.40%
Optima Specialty Steel, Inc.	Metals and Mining	Sr. Secured Notes	12.50%	12/15/2016	$15,100,000	$ 15,120,264	$12,759,500	14.18%
Tallage Lincoln, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	5/21/2018	$ 481,772	$ 481,772	$ 481,772	0.54%
Tallage Adams, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	12/12/2016	$ 195,895	$ 195,895	$ 195,895	0.22%
Trilogy International Partners, LLC	Wireless Telecommunications Services	Sr. Secured Notes	13.375%	5/15/2019	$10,000,000	$ 9,900,000	$10,025,000	11.14%
Total Investments						**$111,294,255**	**$90,000,000**	**100.00%**

(1) Non-qualifying asset under Section 55 of the Investment Company Act of 1940, as amended.

(2) This security has a payment-in-kind feature.

The accompanying notes are an integral part of this financial statement.

Rider 99A

The above investments were selected through a negotiated process involving the MAST Funds and the Special Committee in connection with the negotiation and execution of the Merger Agreement. Investments were initially selected by the MAST Funds based on a number of factors, including the attractiveness of an investment's risk return profile, its relative liquidity and expected repayment date, the size of the MAST Funds' overall holdings in a portfolio company, and the appropriateness of an investment for inclusion in a BDC portfolio based on regulatory and tax considerations. The MAST Funds did not give a greater weight to any of the above factors, but instead viewed all of the factors together as a whole when considering which investments to select for transfer to GECC. In addition, each of the above investments was reviewed by the Special Committee in connection with its evaluation of the terms of the Merger Agreement and certain assets were rejected by the Special Committee in the course of the negotiations. The remaining portfolio assets of the MAST Funds generally consist of less liquid assets, such as equity in non-public companies, investments where the MAST Funds would have faced difficulty in transferring their entire position, or debt instruments that have an expected yield below that which would normally be required in a BDC portfolio. As of August 31, 2016, each of the contributed portfolio investments had the following estimated fair value, based on available market data, indicative bids and third party valuations.

In thousands	**August 31, 2016** **Fair Value**
Trilogy International Partners Senior Secured Notes	$10,005
Optimal Specialty Steel Senior Secured Notes	13,726
Tallage Adams Senior Secured Term Loan	208
Tallage Lincoln Senior Secured Term Loan	388
Avanti Communications Senior Secured Notes	54,628
Everi Holdings Senior Unsecured Notes	11,582
Total Portfolio	$90,537

Rider 100A

Avanti has announced that it is seeking a waiver from its note holders to permit a one time, PIK payment for the interest payment due October 1, 2016.

Rider 118

GECC estimates that it has incurred organizational and offering costs in connection with this transaction of approximately $2.0 million as of August 31, 2016. All of such costs will have been paid or accrued for by the MAST Funds and Great Elm Capital Group and will be reimbursed by GECC only if the transactions are completed. There is no assurance that actual costs will not exceed this estimate. In addition, Full Circle may be obligated to reimburse GECC for its transaction expenses in the event the Merger is not consummated.